Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrative Committee and Plan Participants of The St. Paul Companies, Inc. Stock Ownership Plan:

We consent to incorporation by reference in the registration statement (No. 333-65728) on Form S-8 of The St. Paul Companies, Inc., of our report dated June 29, 2005, relating to the statements of net assets available for benefits of The St. Paul Companies, Inc. Stock Ownership Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i-Schedule of Assets (held at end of year) as of December 31, 2004 and Schedule H, Line 4j-Schedule of Reportable Transactions for the year ended December 31, 2004, which reports appears in the December 31, 2004 annual report on Form 11-K of the St. Paul Companies, Inc. Stock Ownership Plan.

/S/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota
June 29, 2005